SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OWENS CORNING

SAVINGS AND SECURITY PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-3660

REQUIRED INFORMATION

(a)	Financial Statements and Schedule.

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004

4.	Notes to Financial Statements

5.	Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2005

(b)	Exhibits.

Exhibit (23), Consent of Independent Registered Public Accounting Firm

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS AND SECURITY PLAN

By:	/s/ Richard C. Tober
Richard C. Tober
Plan Administrator

Dated: June 23, 2006

Owens Corning

Savings and Security Plan

Financial Statements and Supplemental Information

December 31, 2005 and 2004

Owens Corning

Savings and Security Plan

Index

December 31, 2005 and 2004

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Owens Corning Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings and Security Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Toledo, Ohio
June 23, 2006

Owens Corning	3
Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets:
Investments
Mutual funds	$139,514,358	$115,594,061
Company common stock	1,767,099	3,178,331
Loans to participants (Note 4)	8,071,671	6,117,652

Total investments	149,353,128	124,890,044

Due from Owens Corning	195,162	175,467
Other receivables	5,039	27,534

Total assets	149,553,329	125,093,045

Liabilities:
Due to participants	6,979	20,563

Net assets available for benefits	$149,546,350	$125,072,482

The accompanying notes are an integral part of the financial statements.

Owens Corning	4
Savings and Security Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2005	2004
Investment income (loss):
Dividends	$5,200,087	$2,723,901
Interest on loans to participants	329,358	256,034
Realized loss on disposition of investments	(1,511,313)	(4,698,825)
Unrealized appreciation of investments	2,482,628	14,379,255

	6,500,760	12,660,365
Contributions:
Participants	15,871,263	13,465,065
Owens Corning	9,412,577	7,907,550
Transfers in	5,088,283	501,477

	30,372,123	21,874,092
Deductions:
Distributions to participants	(11,261,006)	(10,030,568)
Transfers out	(954,824)	(1,244,742)
Administrative expenses and other	(183,185)	(190,400)

	(12,399,015)	(11,465,710)

Net increase	24,473,868	23,068,747

Net assets available for benefits:
Beginning of period	125,072,482	102,003,735

End of period	$149,546,350	$125,072,482

The accompanying notes are an integral part of the financial statements.

Owens Corning	5
Savings and Security Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan

The Owens Corning Savings and Security Plan (the “Plan”) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Plan investment elections are shares of mutual funds managed by Fidelity Investments and Company stock. The Plan does not currently permit new investments in Company stock, but allows participants to elect to transfer amounts currently invested in Company stock to any other investment fund. Fidelity Management Trust Company is the trustee (the “Trustee”) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan contributions

Participants may elect to contribute from 1% to 50% of their base pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Plan may provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested according to the participant’s elections at the time of contribution.

The Company matches 100% of participants’ contributions up to 5% of eligible compensation at most locations. At most remaining locations, the Company matches 50% of all participants’ contributions up to 5% of eligible compensation. The Company may match participant contributions at various negotiated rates at certain locations. All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, contributions are invested in the Fidelity Managed Income Portfolio. Prior to November 1, 2005, such contributions were invested in the Fidelity Retirement Money Market Portfolio.

Owens Corning	6
Savings and Security Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies (continued)

Plan contributions (continued)

The participants earned discretionary profit sharing contributions of $195,162 and $175,467 for the years ended December 31, 2005 and 2004, respectively. These discretionary profit sharing contributions were fully paid subsequent to the Plan’s year-end and are included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits.

Included in participant contributions for the years ended December 31, 2005 and December 31, 2004, in the accompanying financial statements is $543,546 and $144,696, respectively, of rollovers from other plans.

Allocation of contributions

Participant contributions and Company matching contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan investment options

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market values and trades are recorded at market value on the date of trade.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Owens Corning	7
Savings and Security Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies (continued)

Income taxes

The Internal Revenue Service has issued a determination letter dated April 8, 2004, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the event of Plan termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings on those contributions.

2.	Plan Sponsor Voluntary Petition for Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2005 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan will continue to be funded in accordance with the Plan Agreement provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

3.	Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

Owens Corning	8
Savings and Security Plan

Notes to Financial Statements

3.	Realized Gains and Losses and Unrealized Appreciation and Depreciation (continued)

During 2005 and 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $971,315 and $9,680,430, respectively, as follows:

	For the years ended December 31,
	2005	2004
Mutual funds	$2,048,999	$6,452,572
Common stock	(1,077,684)	3,227,858

	$971,315	$9,680,430

4.	Significant Plan Investments

The following presents investments that represent five percent or more of net assets available for benefits at December 31, 2005:

Fidelity Retirement Money Market Portfolio	$46,505,836
Fidelity Low-Priced Stock Fund	24,280,719
Fidelity Blue Chip Growth Fund	10,483,491
Spartan U.S. Equity Index Fund	9,912,302
Fidelity Puritan Fund	9,853,510
Fidelity Diversified International Fund	8,050,538

The following presents investments that represent five percent or more of net assets available for benefits at December 31, 2004:

Fidelity Retirement Money Market Portfolio	$38,481,769
Fidelity Low-Priced Stock Fund	22,769,515
Fidelity Blue Chip Growth Fund	9,419,676
Fidelity Puritan Fund	9,050,468
Spartan U.S. Equity Index Fund	8,747,512

5.	Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the Plan’s terms, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Owens Corning	9
Savings and Security Plan

Notes to Financial Statements

6.	Vesting, Forfeitures and Distributions

At a majority of locations, participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. At most remaining locations participants become 100% vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Employees are always 100% vested in participant contributions.

Such vested contributions and earnings thereon are automatically distributable after termination of employment and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants who have attained age 65 and are fully vested may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment. Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings up to two times each calendar year on the same dates as discussed above. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 30, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $318,354 and $143,489 in the years ended December 31, 2005 and 2004, respectively.

7.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Owens Corning	10
Savings and Security Plan Plan Number 014 EIN 34-4323452

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer	Description of Investment	Cost *	Current Value
Fidelity **	Retirement Money Market Portfolio		$46,505,836
	Low-Priced Stock Fund		24,280,719
	Blue Chip Growth Fund		10,483,491
	Spartan U.S. Equity Index Fund		9,912,302
	Puritan Fund		9,853,510
	Diversified International Fund		8,050,538
	Growth & Income Portfolio		7,238,274
	Growth Companies		6,058,178
	Investment Grade Bond Fund		3,047,493
	Aggressive Growth Fund		2,389,771
	Freedom 2020		1,750,344
	Freedom 2010		1,419,954
	U.S. Bond Index		1,372,762
	Freedom 2030		1,144,356
	Managed Income Portfolio		938,550
	Spartan Extended Market Index		933,567
	Freedom 2040		735,881
	Contrafund		715,029
	Freedom Income		346,117
	Freedom 2000		255,760
American Beacon	Large Cap Value PlanAhd		103,100
Ariel Capital Mgmt	Ariel Fund		34,156
Columbia Mgmt	Columbia Acorn USA Fund Class Z		222,203
Goldman Sachs	Mid Cap Value CL A		91,859
Lazard	Emerging Markets Instl CL		855,813
Munder Funds	Mid-Cap Core Growth Class Y		258,917
Neuberger Berman	International Trust CL		181,832
Wells Fargo	Small Cap Value CL Z		334,046

Owens Corning **	Company common stock		1,767,099
	Loans to participants (interest rates ranging from 4%-9.75%; maturity dates ranging from 2006-2012)		8,071,671

			$149,353,128

*	Cost not included as all funds are participant directed
**	Represents a party-in-interest